SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of April 2007
List of Exhibits:
1.	Press Release entitled, “CNH First Quarter 2007 Net Income up 121 percent from 2006”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom Albert Trefts, Jr.	News and Information Investor Relations	(847) 955-3939 (847) 955-3821
CNH First Quarter 2007 Net Income up 121 percent from 2006
■ First Quarter Diluted EPS of $0.40 up 122% from 2006

■ Equipment Operations first quarter gross margin up 2 percentage points

■ Full year 2007 outlook stronger, with an expected range of diluted EPS, net of restructuring, of $2.15 to $2.30
LAKE FOREST, Illinois (April 23, 2007) – CNH Global N.V. (NYSE:CNH) today reported first quarter 2007 net income of $95 million, up 121 percent compared to net income of $43 million in the first quarter of 2006. Results included restructuring charges, net of tax, of $10 million in the first quarter of 2007, compared with $3 million in the first quarter of 2006. Net income excluding restructuring charges, net of tax, was $105 million, up 128 percent compared to $46 million in the prior year. First quarter diluted earnings per share were $0.40, compared with $0.18 per share in 2006. Before restructuring, net of tax, first quarter diluted earnings were $0.44 per share, compared with $0.20 per share in 2006.
“Our Equipment Operations gross margin rose 2 percentage points compared with the first quarter last year. It is a good start towards achieving the aggressive targets we have for 2007,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Our brands are performing better and attracting more customers. This year’s first quarter delivered a significant performance improvement, bringing us closer to our 2010 objectives. We are reaffirming our full year industrial operating margin target of between 7.6% and 8.4%.”
Highlights for the first quarter include:
•	Industry and company retail unit volumes showed particular strength in higher horsepower agricultural tractors and combines, driven by increased demand from cash crop farmers in North America and the market recovery in Brazil.

•	Construction Equipment industry retail unit sales outside of North America were particularly strong, compensating for weaker industry unit sales in North America.

•	Continued improvement in product value positioning with customers enabled increased pricing compared with the first quarter last year.

•	Positive impacts of exchange rate changes offset economic-related cost increases, contributing to another quarter of positive net price recovery for both Agricultural and Construction Equipment operations.

1

•	Net Debt of Equipment Operations, at the end of March, 2007 was $6 million, down from $263 million at year-end 2006.

•	Research and development spending increased 7% compared with the same period in 2006. At 2.8% of net sales of equipment, the same as in the first quarter 2006, this reflects CNH’s continuing higher level of investments in product innovation and quality.

•	CNH acquired Kobelco-Case Machinery (Shanghai) Co. Ltd. which manages the Case Construction brand distribution network in China.
EQUIPMENT OPERATIONS – First Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $3.2 billion for 2007, compared to $3.0 billion for the same period in 2006. Net of currency variations, net sales increased 6%.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased 9% to $2.1 billion, compared with the prior year. Excluding currency variations, net sales were up 5%.

•	Net sales, excluding currency variations, were up 43% in Latin America, 11% in Rest-of-World markets and 10% in Western Europe, but down 6% in North America.

•	Sales increased due to favorable exchange rate changes, better volume and mix and higher pricing.
Construction Equipment Net Sales
•	Construction equipment net sales increased 11% to $1.1 billion, compared to the prior year. Net sales were up 6% excluding currency variations.

•	Net sales increased 29% in Western Europe, 19% in Latin America and 62% in Rest-of-World markets, and declined 16% in North America, excluding currency variations.

•	Net sales increased due to favorable exchange rate changes, better volume and mix and higher pricing.
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 23% to $601 million, compared to the first quarter of 2006. As a percent of net sales, gross margin increased 2.0 percentage points to 18.5%.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. Higher volume and mix and positive net price recovery were the primary contributors to the improvement.

•	Construction equipment gross margin also increased both in dollars and as a percent of net sales. Positive net price recovery and manufacturing efficiency improvements were the principal contributors.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 42% to $219 million, or 6.8% of net sales, compared to $154 million or 5.2% of net sales in the first quarter of 2006. The higher gross margin noted above drove the improvement. SG&A costs increased for brand support at trade shows and equipment fairs for our dealers throughout the world, sales incentive and variable compensation programs and exchange rate variations. Investments in R&D also increased, to enhance product innovation and improve product quality, maintaining the 2.8% of net sales level of the first quarter last year.
FINANCIAL SERVICES – First Quarter Financial Results
Financial Services operations reported a 25% increase in net income, to $65 million, reflecting increased asset backed securities transaction gains and higher receivables balances, primarily in Latin America and Europe.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations Net Debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was $6 million on March 31, 2007, compared to $263 million on December 31, 2006 and $621 million on March 31, 2006.
In the quarter, net debt decreased by $257 million. Operating activities, primarily from earnings and changes in other assets and liabilities, generated $330 million of cash in the quarter. Working Capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, decreased by $64 million in the quarter compared to an increase of $81 million in the prior year, an improvement of $145 million. Capital expenditures, in the quarter, were $39 million.
At incurred currency rates, working capital on March 31, 2007 was $2,076 million, down $34 million from $2,110 million at December 31, 2006.
Financial Services Net Debt increased by $509 million to $4,977 million on March 31, 2007 from $4,468 million at December 31, 2006, driven primarily by additional transfers of receivables from Equipment Operations and higher levels of retail receivables.
FIRST QUARTER 2007 NEW PRODUCTS
•	New Holland Agricultural Equipment launched two important tractor lines in the 100 to 210 engine horsepower range, the T6000 Series and T7000 Series tractors, which run on B20 biodiesel fuels. Also, in January, fully integrated factory installed SuperSuite™ deluxe cabs became available on New Holland’s 40 and 45 horsepower Boomer™ compact tractors. New Holland received the “Eye on Biodiesel” award for innovation at the National Biodiesel Board Conference in San Antonio, Texas. In Latin America, New Holland launched its CR 9060 TwinRotor™ combine in Argentina and started production in Brazil of the TT3840 tractor, a 55 horsepower addition to its line of simple and reliable utility tractors in an affordable package.

•	Case IH Agricultural Equipment began shipping the new Puma™ Series tractors (135 to 180 PTO horsepower) as well as its new Axial-Flow® 7010 Class 7 Combine Harvester. Case IH’s line of STX Steiger® 4 wheel drive tractors earned a 2007 FinOvation award from Farm Industry News magazine.

•	New Holland Construction Equipment launched new Tier 3 products in Latin America during the quarter, including E215 and E330 crawler excavators, new skid steer loaders and backhoe loaders and, in Europe, an upgraded Tier 3 E245 crawler excavator.

•	Case Construction Equipment launched its new Tier 3 CX B Series of full sized hydraulic excavators offering a 20% improvement in fuel efficiency, a 25% improvement in productivity (measured in cubic yards of material per gallon of fuel) and noise levels inside the cab that set new standards of quietness for the industry at 68.6 decibels (dBa). Its E Series wheel loaders, first launched in the fourth quarter of 2006 (models 721E & 821E), have become available in additional models – the 921E and 721E XT.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK
U.S. farm income in 2007 should remain at 2006 levels, bolstered by the increased demand for corn for fuel ethanol. The North American market performed better than expected in the first quarter, for both over and under 40 horsepower tractors and for combines. For the full year, CNH expects North American industry retail sales of over-40 horsepower tractors to be flat to up slightly, compared with 2006, while sales of under-40 horsepower tractors are expected to be lower than in 2006. Industry retail unit sales of combines in North America should be up.
For the full year, we now expect industry retail unit sales of agricultural tractors outside of North America to be flat to up slightly, compared with 2006, while combines sales should be up, based on first quarter European and Latin American agricultural equipment markets which both performed better than expected; tractor industry sales were up in both markets and sales of sugar cane harvesters and combines also were up in Latin America.
In total, we expect the worldwide agricultural tractor industry unit retail sales to be flat to up as much as 5% compared with 2006 while combine sales could be up about 10%. (Details by region and major products for the estimated first quarter results and full year projections are included in the attachment.)
CONSTRUCTION EQUIPMENT MARKET OUTLOOK
For the full year, we expect North American industry retail unit sales of both heavy and light construction equipment to be down compared with 2006. North American construction industry sales of both heavy and light equipment declined more than expected in the first quarter, as housing starts and activity levels continued to decline.
For the year, we expect both heavy and light construction equipment industry retail unit sales outside of North America to be up, more than offsetting the decline in North America.

Construction industry sales of both heavy and light equipment outside of North America were significantly stronger than expected in the first quarter, as construction activity levels continued to increase.
In total, we expect worldwide industry retail unit sales of both heavy and light construction equipment to be up about 5%. (Details by region and major products for the estimated first quarter results and full year projections are included in the attachment.)
CNH OUTLOOK FOR FULL YEAR 2007
Based on these agricultural and construction equipment market outlooks and the initiatives undertaken in the last two years designed to properly position our four main brands, CNH anticipates that 2007 diluted earnings per share, before restructuring, net of tax, should be in the range of $2.15 to 2.30, compared with $1.53 for the full year 2006.
Restructuring costs, net of tax, in 2007 are expected to be about $60 million primarily related to previously announced actions.
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
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CNH management will hold a conference call later today to review its first quarter 2007 results. The conference call Webcast will begin at approximately 7:30 a.m. U.S. Central Time; 8:30 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2006.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	‘07 B(W)	‘07 B(W)	‘07 B(W)	‘07 B(W)	‘07 B(W)
First Quarter 2007 Industry Unit Sales Estimated Actual Compared with First Quarter 2006 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(4)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	(4)%	1%	2%	17%	(11)%
Combine Harvesters	12%	13%	(3)%	32%	21%
Total Tractors and Combines	(4)%	1%	2%	19%	(11)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	18%	(25)%	35%	30%	59%
Skid Steer Loaders	(6)%	(15)%	0%	34%	29%
Other Light Equipment	14%	(11)%	23%	36%	20%
Total Light Equipment	10%	(16)%	22%	31%	29%
Total Heavy Equipment	10%	(11)%	19%	35%	17%
Total Light & Heavy Equipment	10%	(14)%	21%	33%	23%

Full Year 2007 Industry Unit Sales Forecast Compared with Full Year 2006 Estimated Actual
Agricultural Equipment:
Agricultural Tractors	0-5%	0-2%	FLAT	10-15%	0-5%
Combine Harvesters	~10%	5-10%	~5%	~35%	5-10%

Construction Equipment:
Total Light Equipment	~5%	(10-15)%	10-15%	5-10%	15-20%
Total Heavy Equipment	~5%	(5-10)%	~15%	~15%	~10%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited, in accordance with U.S. GAAP)

	Three Months Ended
	March 31,
			%
	2007	2006	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$2,117	$1,935	9%
Construction equipment	1,124	1,015	11%

Total net sales	3,241	2,950	10%

Financial services	254	223	14%
Eliminations and other	(22)	(12)

Total revenues	$3,473	$3,161	10%

Net sales:
North America	$1,291	$1,434	(10%)
Western Europe	1,049	833	26%
Latin America	322	229	41%
Rest of World	579	454	28%

Total net sales	$3,241	$2,950	10%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND SUPPLEMENTAL INFORMATION
(Unaudited, in accordance with U.S. GAAP)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007	2006
	(In Millions, except per share data)
Revenues
Net sales	$3,241	$2,950	$3,241	$2,950	$—	$—
Finance and interest income	232	211	39	40	254	223

Total	3,473	3,161	3,280	2,990	254	223

Costs and Expenses
Cost of goods sold	2,640	2,462	2,640	2,462	—	—
Selling, general and administrative	345	307	292	250	53	57
Research and development	90	84	90	84	—	—
Restructuring	14	4	14	4	—	—
Interest expense	141	139	73	81	90	77
Interest compensation to Financial Services	—	—	55	50	—	—
Other, net	88	97	57	66	15	15

Total	3,318	3,093	3,221	2,997	158	149

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	155	68	59	(7)	96	74
Income tax provision	64	30	31	6	33	24
Minority interest	5	7	5	6	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	65	52	2	2
Equipment Operations	7	10	7	10	—	—

Net income	$95	$43	$95	$43	$65	$52

Weighted average shares outstanding:
Basic	236.4	145.1

Diluted	237.1	235.5

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.44	$0.32

EPS	$0.40	$0.30

Diluted:
EPS before restructuring, net of tax	$0.44	$0.20

EPS	$0.40	$0.18

Dividends per share	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited, in accordance with U.S. GAAP)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006	2007	2006
	(In Millions)
Assets
Cash and cash equivalents	$1,013	$1,174	$594	$703	$419	$471
Deposits in Fiat affiliates cash management pools	732	497	731	496	1	1
Accounts, notes receivable and other — net	7,118	6,549	1,341	1,314	5,943	5,344
Intersegment notes receivable	—	—	1,619	1,445	—	—
Inventories	3,037	2,735	3,037	2,735	—	—
Property, plant and equipment — net	1,303	1,307	1,293	1,295	10	12
Equipment on operating leases — net	286	254	—	—	286	254
Investment in Financial Services	—	—	1,866	1,788	—	—
Investments in unconsolidated affiliates	479	457	372	354	107	103
Goodwill and intangibles	3,136	3,144	2,987	2,998	149	146
Other assets	2,160	2,157	1,403	1,386	757	771

Total Assets	$19,264	$18,274	$15,243	$14,514	$7,672	$7,102

Liabilities and Equity
Short-term debt	$1,623	$1,270	$588	$488	$1,035	$782
Intersegment short-term debt	—	—	—	—	1,367	1,348
Accounts payable	2,210	1,881	2,302	1,939	64	42
Long-term debt	5,105	5,132	2,362	2,419	2,743	2,713
Intersegment long-term debt	—	—	—	—	252	97
Accrued and other liabilities	5,131	4,871	4,796	4,548	345	332

Total Liabilities	14,069	13,154	10,048	9,394	5,806	5,314
Equity	5,195	5,120	5,195	5,120	1,866	1,788

Total Liabilities and Equity	$19,264	$18,274	$15,243	$14,514	$7,672	$7,102

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,983	$4,731	$6	$263	$4,977	$4,468

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited, in accordance with U.S. GAAP)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months ended		Three Months ended		Three Months ended
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007	2006
	(In Millions)
Operating Activities:
Net income	$95	$43	$95	$43	$65	$52
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	87	74	71	63	16	11
Intersegment activity	—	—	23	(70)	(23)	70
Changes in operating assets and liabilities	(234)	(281)	178	67	(412)	(348)
Other, net	26	56	(37)	19	(2)	(15)

Net cash from operating activities	(26)	(108)	330	122	(356)	(230)

Investing Activities:
Expenditures for property, plant and equipment	(39)	(25)	(39)	(24)	—	(1)
Expenditures for equipment on operating leases	(55)	(28)	—	—	(55)	(28)
Net (additions) collections from retail receivables and related securitizations	(5)	102	—	—	(5)	102
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(230)	16	(230)	17	—	(1)
Other, net	(28)	50	(34)	37	6	13

Net cash from investing activities	(357)	115	(303)	30	(54)	85

Financing Activities:
Intersegment activity	—	—	(174)	(132)	174	132
Net increase (decrease) in indebtedness	208	(66)	34	(42)	174	(24)
Dividends paid	—	—	—	—	—	—
Other, net	—	(9)	—	(9)	—	—

Net cash from financing activities	208	(75)	(140)	(183)	348	108

Other, net	14	17	4	—	10	17

Increase (decrease) in cash and cash equivalents	(161)	(51)	(109)	(31)	(52)	(20)
Cash and cash equivalents, beginning of period	1,174	1,245	703	858	471	387

Cash and cash equivalents, end of period	$1,013	$1,194	$594	$827	$419	$367

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2007.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of December 31, 2006, Fiat owned approximately 90% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

Reclassifications

Certain reclassifications of prior year amounts have been made in order to conform to the current year presentation.

2.	Stock-Based Compensation Plans – In February, 2007, CNH granted approximately 1.5 million performance-based stock options (at targeted performance levels) which may result in an estimated expense over the vesting period of approximately $18 million under the CNH Equity Incentive Plan (“CNH EIP”). One-third of the options will vest if specified fiscal 2007 targets are achieved when 2007 results are approved by the Board of Directors in the first quarter of 2008 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the initial vesting date. The actual number of shares vesting may exceed 1.5 million if CNH’s performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. Options granted under the CNH EIP have a contractual life of five years from the Determination Date or approximately six years. The grant date fair value of $12.65 per option was determined using the Black-Scholes pricing model.

The assumptions used in this model were:

Risk-free interest rate	4.40%
Expected volatility	38.32%
Expected life	4.0 years
Dividend yield	0.97%
The risk-free interest rate was based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of CNH’s common shares looking back over a period equal to the expected life of the options. The expected life was based on the average of the vesting term of 72 months and the original contract term of approximately six years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last several years.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets.

The amounts outstanding under these programs were $5.1 billion and $4.9 billion at March 31, 2007 and December 31, 2006, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of March 31, 2007 and December 31, 2006, $3.6 billion and $3.7 billion, respectively remained outstanding under these programs.

Included in the securitized or discounted wholesale receivables without recourse amount above are amounts sold to CNH’s European wholesale securitization program. Equipment Operations entities sell receivables into this program while a Financial Services subsidiary subscribes to notes representing undivided retained interests. At March 31, 2007 and December 31, 2006, the amounts outstanding under this program were $890 million and $827 million, respectively and Financial Services had an undivided retained interest of $302 million and $318 million, respectively. During the first quarter of 2007, an affiliate of Fiat began purchasing debt securities issued by this securitization program. At March 31, 2007, Fiat affiliates held approximately $436 million of these securities.

In March, 2007, programs to sell receivables from Equipment Operations to Financial Services were expanded to include certain export receivables that were previously held by Equipment Operations. As of March 31, 2007, approximately $262 million of these export receivables remained outstanding.

4.	Inventories — Inventories as of March 31, 2007 and December 31, 2006 consist of the following:

	March 31,	December 31,
	2007	2006
	(in Millions)
Raw materials	$649	$591
Work-in-process	309	267
Finished goods and parts	2,079	1,877

Total Inventories	$3,037	$2,735

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
5.	Goodwill and Intangibles – The following table sets forth changes in carrying value of goodwill and intangibles for the three months ended March 31, 2007:

			Additions,
	Balance at		Currency	Balance at
	January 1,		Translation	March 31,
	2007	Amortization	and Other	2007
	(in Millions)
Goodwill	$2,365	$—	$1	$2,366

Intangibles	779	(17)	8	770

Total Goodwill and Intangibles	$3,144	$(17)	$9	$3,136

As of March 31, 2007 and December 31, 2006, the Company’s intangible assets and related accumulated amortization consisted of the following:

	Weighted	March 31, 2007			December 31, 2006
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
				(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$381	$160	$221	$380	$153	$227
Dealer network	25	216	63	153	216	61	155
Software	5	269	180	89	248	157	91
Other	10-30	55	20	35	55	21	34

		921	423	498	899	392	507

Intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

		$1,193	$423	$770	$1,171	$392	$779

CNH recorded amortization expense of approximately $17 million for the three months ended March 31, 2007. CNH recorded amortization expense of approximately $72 million for the year ended December 31, 2006. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2007 to 2011 is approximately $68 million.

Any adjustment related to valuation allowances recorded against deferred tax assets of Case Corporation and its subsidiaries (now known as CNH America LLC) as of the Case Corporation acquisition date have in the past and will in the future be treated as a reduction of goodwill and will not impact future periods’ tax expense.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of March 31, 2007 and December 31, 2006:

	Consolidated		Equipment Operations		Financial Services
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006	2007	2006
	(in Millions)
Short-term debt:
With Fiat Affiliates	$855	$438	$210	$260	$645	$178
Other	768	832	378	228	390	604
Intersegment	—	—	—	—	1,367	1,348

Total short-term debt	1,623	1,270	588	488	2,402	2,130

Long-term debt:
With Fiat Affiliates	46	52	—	—	46	52
Other	5,059	5,080	2,362	2,419	2,697	2,661
Intersegment	—	—	—	—	252	97

Total long-term debt	5,105	5,132	2,362	2,419	2,995	2,810

Total debt:
With Fiat Affiliates	901	490	210	260	691	230
Other	5,827	5,912	2,740	2,647	3,087	3,265
Intersegment	—	—	—	—	1,619	1,445

Total debt	6,728	6,402	2,950	2,907	5,397	4,940

Less:
Cash and cash equivalent	1,013	1,174	594	703	419	471
Deposits in Fiat affiliates cash management pools	732	497	731	496	1	1
Intersegment notes receivable	—	—	1,619	1,445	—	—

Net Debt	$4,983	$4,731	$6	$263	$4,977	$4,468

At March 31, 2007, CNH had approximately $3.9 billion available under $7.2 billion total lines of credit and asset-backed facilities.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

7.	Income Taxes – In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For a tax position to be recognized, it must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 by CNH, which was effective as of January 1,

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
2007, resulted in a reduction of shareholders’ equity in the first quarter of 2007 of approximately $49 million.

For the three months ended March 31, 2007 and 2006, effective income tax rates were 41.3% and 44.1%, respectively. For 2007, tax rates differ from the Dutch statutory rate of 25.5% due primarily to the higher tax rates in certain jurisdictions, provisioning of unrecognized tax benefits and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized. For 2006, tax rates differ from the Dutch statutory rate of 29.6% due primarily to higher tax rates in certain jurisdictions and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized.

8.	Restructuring – During the three months ended March 31, 2007 and 2006, CNH expense and utilization related to restructuring was as follows:

	Three Months Ended
	March 31,
	2007	2006
	(in Millions)
Balance, beginning of period	$85	$47
Expense	14	4
Utilization	(18)	(7)
Foreign currency translation and other	—	2

Balance, end of period	$81	$46

Restructuring expense primarily relates to severance and other costs incurred due to headcount reductions and plant closures. Utilization primarily represents benefit plan curtailments, payments of involuntary employee severance costs and costs related to the closing of facilities.

In 2006, CNH announced actions around the globe aimed at readjusting its organizational structure to evolving business needs. These actions include optimizing its North American Agricultural Equipment manufacturing footprint to drive efficiency and reduce salaried headcount. CNH anticipates that the cost of these actions, in total, will be approximately $100 million before tax. Approximately $50 million, before tax, was recognized in the fourth quarter of 2006 with the balance to be recognized in 2007 and beyond.

9.	Commitment – CNH pays for normal and extended warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2007 for this commitment is as follows:

Balance, January 1, 2007	$277
Current year provision	82
Claims paid and other adjustments	(66)

Balance, March 31, 2007	$293

10.	Shareholders’ Equity – Shareholders approved a dividend of $0.25 per common share at the Annual General Meeting on April 2, 2007. The dividend will be payable on April 30, 2007 to shareholders of record at the close of business on April 23, 2007.

Pursuant to their terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006 in a non-cash transaction.

As of March 31, 2007, CNH had 236.6 million common shares outstanding.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
11.	Earnings per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months ended March 31, 2007 and 2006:

	Three Months Ended
	March 31,
	2007	2006
	(in Millions, except per
	share data)
Basic:
Net income	$95	$43

Weighted average common shares outstanding — basic	236.4	145.1

Basic earnings per share	$0.40	$0.30

Diluted:
Net income	$95	$43

Weighted average common shares outstanding — basic	236.4	145.1
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	90.0
Stock-Based Compensation Plans	0.7	0.4

Weighted average common shares outstanding — diluted	237.1	235.5

Diluted earnings per share	$0.40	$0.18

12.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three months ended March 31, 2007 and 2006 are as follows:

	Three Months Ended
	March 31,
	2007	2006
	(in Millions)
Net income	$95	$43
Other Comprehensive income (loss), net of tax Cumulative translation adjustment	33	9
Deferred gains (losses) on derivative financial instruments	(11)	35
Unrealized gains (losses) on retained interests in securitized transactions	(2)	—
Unrecognized defined benefit plan obligations	(1)	—
Additional minimum pension liability adjustment	—	(3)

Total	$114	$84

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
13.	Segment Information - CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income before taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended
	March 31,
	2007	2006
	(in Millions)
Trading profit reported to Fiat under IFRS	$248	$165
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(13)	(28)
Accounting for intangible assets, primarily development costs	(12)	(2)
Restructuring	(14)	(4)
Net financial expense	(60)	(73)
Accounting for receivable securitizations and other	6	10

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$155	$68

     The following summarizes trading profit under IFRS by segment:

	Three Months Ended
	March 31,
	2007	2006
	(in Millions)
Agricultural Equipment	$97	$44
Construction Equipment	64	55
Financial Services	87	66

Trading profit under IFRS	$248	$165

14.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax
CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended
	March 31,
	2007	2006
	(in Millions, except per share
	data)
Basic:
Net income	$95	$43

Restructuring, net of tax:
Restructuring	14	4
Tax benefit	(4)	(1)

Restructuring, net of tax	10	3

Net income before restructuring, net of tax	$105	$46

Weighted average common shares outstanding — basic	236.4	145.1

Basic earnings per share before restructuring, net of tax	$0.44	$0.32

Diluted:
Net income before restructuring, net of tax	$105	$46

Weighted average common shares outstanding — basic	236.4	145.1
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	90.0
Stock Compensation Plans	0.7	0.4

Weighted average common shares outstanding — diluted	237.1	235.5

Diluted earnings per share before restructuring, net of tax	$0.44	$0.20

Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative, and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended
	March 31,
	2007		2006
	(in Millions)
Net sales	$3,241	100.0%	$2,950	100.0%
Less:
Cost of goods sold	2,640	81.5%	2,462	83.5%

Gross margin	601	18.5%	488	16.5%
Less:
Selling, general and administrative	292	9.0%	250	8.5%
Research and development	90	2.8%	84	2.8%

Industrial operating margin	$219	6.8%	$154	5.2%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt
Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations			Financial Services
	March 31,	December 31,	March 31,	March 31,	December 31,
	2007	2006	2006	2007	2006
	(in Millions)
Total debt	$2,950	$2,907	$3,204	$5,397	$4,940
Less:
Cash and cash equivalent	594	703	827	419	471
Deposits in Fiat affiliates cash management pools	731	496	557	1	1
Intersegment notes receivables	1,619	1,445	1,199	—	—

Net debt	$6	$263	$621	$4,977	$4,468

Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of March 31, 2007 using December 31, 2006 exchange rates.
The calculation of Equipment Operations working capital is shown below:

		March 31, 2007
	March 31,	at December 31,	December 31,
	2007	2006 FX Rates	2006	March 31, 2006
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,310	$1,293	$1,300	$1,269
Accounts, notes receivable and other — net — Intersegment	31	30	14	26

Accounts, notes receivable and other — net — Total	1,341	1,323	1,314	1,295

Inventories	3,037	3,005	2,735	2,665

Accounts payable — Third Party	(2,171)	(2,152)	(1,848)	(1,750)
Accounts payable — Intersegment	(131)	(130)	(91)	(6)

Accounts payable — Total	(2,302)	(2,282)	(1,939)	(1,756)

Working capital	$2,076	$2,046	$2,110	$2,204

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

April 23, 2007